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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----
                             Sanguine Corporation
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                               (Name of Issuer)

                             Common Voting Stock
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                        (Title of Class of Securities)

                                 801006 10 7
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                                (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT  84111
                                (801) 363-7411
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 8, 2000
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                            (Page 1 of  5  Pages)



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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 801006 10 7                   13D      PAGE   2      OF   5     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Westbury Consultancy Services, Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               Right to acquire 12,000,000 common shares upon
  NUMBER OF                    exercise of warrants
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   Right to acquire 12,000,000 common shares upon
                               exercise of warrants
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                      -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Right to acquire 12,000,000 common shares upon exercise of warrants
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          No shares are excluded in the numerical or percentage computations herein.
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      49%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page  3  of  5  Pages
                                                               ---    ---
Item 1.  Security and Issuer.
         Sanguine Corporation, a Nevada Corporation (SEC File No. 0-24480)
         (the "Company")); 101 East Green Street, #11, Pasadena, California 91105; $0.001 par value common voting stock.


Item 2.  Identity and Background.

                  (a) The name of the person filing this Schedule is Westbury Consultancy Services, Ltd.

                  (b)      The business address of
                           P.O. Box 362, Road Town, Tortola, British Virgin Islands

                  (c)      investment entity

                  (d)      no

                  (e)      no

                  (f)      British Virgin Islands

Item 3.  Source and Amount of Funds or Other Consideration.
         Working capital of company. $3,000,000 total upon exercise of all warrants


Item 4.  Purpose of Transaction.
         investment purposes


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                                                          Page  4  of  5  Pages
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Item 5.  Interest in Securities of the Issuer.

                  (a) right to acquire 12,000,000 common shares upon exercise of warrants

                  (b) right to acquire 12,000,000 common shares upon exercise of warrants

                  (c) none

                  (d) N/A

                  (e) N/A

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  none

Item 7.           Materials to be Filed as Exhibits.

                  none

                                                          Page  5  of  5  Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  October 23, 2000

                                           By:    /s/ Natalie Dodo
                                                  ------------------------------
                                                      Natalie Dodo, Director
                                                      Westbury Consultancy
                                                        Services, Ltd.